Exhibit 99.1

RUSSELL K. HALL & ASSOCIATES, INC.

303 West Wall Street, Suite 1102

P.O. Box 80925, Midland, Texas 79708-0925

(432) 683-6622

June 18, 2018

Mexco Energy Corporation

Tammy McComic, President

P.O. Box 10502

Midland, Texas 79702

Re: Evaluation of Oil and Gas Reserves of Mexco Energy Corporation Effective March 31, 2018

Ms. McComic,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by Mexco Energy Corporation as of March 31, 2018. The properties to which proved reserves are attributable are located in the states of Kansas, Louisiana, Mississippi, New Mexico, North Dakota, Oklahoma, Texas, Virginia and Wyoming (as shown in Figure 1) with the majority of the value in Texas. The estimated reserves are based on a detailed study of properties owned by Mexco Energy Corporation. During this study, we consulted freely with the officers and employees of Mexco Energy Corporation and were given access to such records, geological and engineering reports, and other data as were desired for examination. In preparation of this report, we have relied, without independent verification, upon information furnished by Mexco Energy Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented. The results of our third party study, completed on June 11, 2018, are presented herein. The properties reviewed by Russell K. Hall & Associates represent 98% of the total net proved reserves of Mexco Energy Corporation.

The summary below includes Southwest Texas Disposal Corporation and TBO Oil & Gas, LLC, which are wholly owned subsidiaries of Mexco Energy Corporation. Twelve (12) Minor Net Income Streams have been evaluated in this report by projecting an oil and gas stream and applying an oil and gas price. Eleven (11) joint ventures have been projected as income streams because it was not economical to project all the properties on an individual basis. There are twenty-eight (28) other minor income and unit properties which have also been projected as income streams. Income streams have been converted to barrels of oil and MCF’S of gas based on their ratio of income. Where multiple gas wells with small interest exist, production has been summarized to reduce the cost of the evaluation. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which Mexco Energy Corporation owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of Mexco Energy Corporation as of March 31, 2018 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	379	3,774	29,888	10,430
Non-Producing	11	329	1,561	635
	390	4,103	31,449	11,065

Proved Undeveloped	806	1,383	45,772	10,937

Total Proved	1,196	5,486	77,221	22,002

The following table sets forth the changes in total Proved Reserves owned by Mexco Energy Corporation as of March 31, 2018.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period March 31, 2017	2,125	6,681
Revisions of Previous Estimates	(851)	(915)
Beginning of Period as Revised	1,274	5,766

Additions from Drilling and Purchase	-	-
Extensions	110	191
Sales of Minerals-in-Place	(152)	(151)
Production	(35)	(319)
End of Period March 31, 2018	1,197	5,487

Proved Developed Reserves:
Beginning of Period March 31, 2017	400	4,108
End of Period March 31, 2018	391	4,103

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report. Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing and Proved Undeveloped properties were determined by volumetric calculations and/or by analogy with offset wells.

Exhibit 1 is a table showing the plugging and abandonment costs for the working interest properties owned by Mexco Energy Corporation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Mexco owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Where wells did not have significant income to Mexco during 2018, wells have been combined into an income stream in their respective Joint Venture and evaluated as a single projection. This eliminated a significant amount of paper in the Report without detracting from the accuracy of the numbers.

Numerous Proved Undeveloped locations have been added to Mexco’s Drilling Program in the March 31, 2018 SEC Report in which Mexco has an interest.

1)	Apache, BTA, Concho Oil & Gas, Continental Resources, Chesapeake Operating, Marathon Oil, Pioneer Natural Resources and XTO Energy all have continual drilling programs.

2)	Several other horizontal wells have been scheduled to be drilled in the future by companies where Mexco has an interest.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Mexco has informed us that they have furnished us all of the accounts, records, geological and engineering data, reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by Mexco with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isopach maps, well logs, core analyses, and pressure measurements. Russell K. Hall & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Mexco.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by Mexco Energy Corporation. This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties. Information regarding prices and the particular pricing categories under current governmental regulations was supplied by Mexco Energy Corporation.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of Mexco Energy Corporation. Net income to the interests of Mexco Energy Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable. The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist. Minor variations in composite columns totals result from computer rounding. Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue. Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization. The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of March 31, 2018 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2019	2,255,370	2,156,695
2020	1,953,066	1,696,129
2021	1,654,990	1,306,054
Remaining	15,155,678	5,906,173

Total	21,019,104	11,065,051

The future net revenue set forth above reflects estimated capital expenditures in the amount of $35,888.00 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing. Proved Undeveloped net revenue reflects estimated capital costs of $11,973,442.00 to drill and complete those wells.

Estimated reserves and future net income amounts presented in this report, as of March 31, 2018, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations). The benchmark price of $49.94 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to an average of $50.63. Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.00 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to an average of $3.031. The oil and gas prices were held constant for the economic life of the properties as specified by the SEC. Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons. Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were held constant for the life of the properties. Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates or rates provided by Mexco Energy Corporation.

Russell K. Hall & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the United States with special emphasis on the Permian Basin since 1996. Russell K. Hall & Associates does not have any financial interest, including stock ownership in Mexco. Our fees were not contingent on the results of our evaluation. Russell K. Hall & Associates has used all procedures and methods that it considered necessary to prepare this report. The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to Mexco Energy Corporation for their use in SEC filings. It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law. Data utilized in this report will be maintained in our files and is available for your use.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

It has been our privilege to serve you by preparing this evaluation.

Yours very truly,

Russell K. Hall & Associates
Licensed Professional Engineer
Registration Number: 69926
Registered Professional Engineering Firm
Registration Number: F-022199

DEFINITIONS OF OIL AND GAS RESERVES

17 CFR § 210.4-10 Federal Register Dated December 31, 2008/Filed January 13, 2009

Developed oil and gas reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Proved oil and gas reserves 1

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including government entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-date-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

1 Joe C. Neal & Associates separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.